Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

October 3, 2022.

Item 3 News Release

The press release attached as Schedule “A” was released on October 3, 2022 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

October 3, 2022.

SCHEDULE “A”

Bitfarms Provides September 2022 Production and
Mining Operations Update

- 3,733 BTC mined in first nine months of 2022, exceeding full year 2021 production -

- Achieves September 30, 2022 target of 4.2 Exahash/second -

- Initiates production and continues build out at first warehouse in Argentina -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (October 3, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for September 2022.

“Accomplishing a significant milestone in early September, we initiated production in Rio Cuarto, Argentina with our first 10-megawatt (MW) module,” said Geoff Morphy, President and COO of Bitfarms. “As of September 30, we installed 1,751 miners at this location and have pending 3,000 miners at Argentina Customs slotted to add to production throughout Q4 2022. During the month, we also began construction at our second 50 MW warehouse in Rio Cuarto, which is on target to be completed during Q2 2023.”

“Reaching 4.2 exahash/second (EH/s), we achieved our September 30, 2022 target operating hashrate,” said Ben Gagnon, Chief Mining Officer of Bitfarms. “During September, we mined 481 BTC, averaging 16 BTC mined per day and exited the month at 17 BTC mined per day. Our increased capacity continues to deliver growth, even while network difficulty increased as much as 13%. A higher network hashrate, due in part to previously idle miners coming back online, and the shorter 30-day month were the primary drivers of lower monthly production compared to August. In the first nine months of 2022, we mined 3,733 BTC, surpassing 2021 full-year production of 3,452 BTC by 8% heading into Q4. With 229 MW planned to be developed by the end of the year, we are well positioned to further grow production in 2023.”

Key Performance Indicators	Sept. 2022	Aug. 2022	Sept. 2021
Total BTC Mined	481	534	305
Month End Operating Hashrate	4.2	3.9	1.5
BTC/ Avg EH	122	141	211
Operating Capacity (MW)	176	166	69
Hydropower MW	166	166	69
Watts/TH Efficiency	40	40	45
BTC Sold	544	427	12

Select Operating Highlights

●	4.2 EH/s online as of September 30, 2022, up 180% from September 2021 and 8% from August 31, 2022.

●	3.95 EH/s average online for month of September.

Sch A-1

●	122 BTC/ average EH/s for the month of September, down 42% from 211 in September 2021 and down 13.5% from 141 in August 2022.

●	481 new BTC mined during September 2022, up 57% from September 2021 and down 10% from August 2022. The decrease from August 2022 production was primarily due to a 13% increase in network difficulty, a brief farm outage and a shorter month.

●	16.0 BTC mined daily on average in September, equivalent to about US$310,400 per day and approximately US$9.31 million for the month based on a BTC price of US$19,400 on September 30, 2022.

Mining Operations

●	In Rio Cuarto, Argentina:

o	Energized first of five 10 MW modules, installed 1,751 miners and initiated production at the first 50-MW warehouse.

o	Commenced construction on the second 50-MW warehouse. This facility is expected to be completed and ready for mining operations during Q2 2023.

●	In Sherbrooke, Québec, development continued on schedule:

o	As the 1,800 square foot expansion at the Garlock farm is nearing completion, 6 MW is expected to be energized in October and the full 18 MW by the end of the year.

o	Phase 3 of The Bunker is progressing as planned with the remaining 12 MW of this farm expected to be online by the end of 2022.

o	Sherbrooke, upon the retirement of the de la Pointe farm, will consist of three farms with locations in close proximity to each another that are scheduled to have 96 MW operational by year end.

Bitfarms’ BTC Monthly Production

Month	BTC Mined 2022	BTC Mined 2021
January	301	199
February	298	178
March	363	221
April	405	232
May	431	262
June	420	265
July	500	391
August	534	354
September	481	305
Total YTD	3,733	2,407

Financial Update

●	Sold 544 BTC during September 2022, generating proceeds of $10.66 million.

●	Continued to deleverage the Company’s balance sheet by making principal paydowns totaling $3.8 million and $26.8 million during September and the third quarter, respectively, and retiring three higher interest rate equipment loans.

Sch A-2

●	Improved fleet efficiencies and optimized the roll out schedule of miners by selling $3.8 million of surplus miners in Q3 2022 and reducing contractual associated liabilities and capex requirements.

●	Held 2,065 BTC in custody on September 30, 2022, representing a total value of approximately US$40 million based on a BTC price of US$19,400.

Conferences and Events

Bitfarms plans to host or attend the following events in the next month:

●	October 11: Bitfarms 5th Anniversary Celebration in Québec

●	October 19-20: Canadian Blockchain Summit in Calgary

●	October 20: Energy Innovator’s Roundtable in Toronto

●	October 25: Bitfarms Open House and Tour at the Washington State Farm

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and accelerated uptime.

Bitfarms has 10 mining facilities in production around the world, which are housed in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction in Argentina and Québec , expectations for monthly growth, targets, and goals for productive capacity and hashrates and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Québec Media: Ryan Affaires Publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com

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